

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2024

Ryan Hershberger
Chairman
Ford Credit Auto Receivables Two LLC
One American Road
Dearborn, Michigan 48216

> **Re: Ford Credit Auto Receivables Two LLC**
> **Registration Statement on Form SF-3**
> **Filed July 31, 2024**
> **File No. 333-281130**

Dear Ryan Hershberger:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3

General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2 of Form SF-3.

Form of Prospectus
Forward-Looking Statements, page 4

2.   We note your statement that you undertake no obligation to update or revise any forward-looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

<u>Receivables</u>
<u>Obligation to Repurchase Receivables, page 85</u>

3.   We note your disclosure that the sponsor's and depositor's repurchase obligations will be the "sole remedy of the trust, the indenture trustee and the noteholders for any losses" resulting from breaches of the applicable representations about the receivables. This statement appears to be inconsistent with the disclosure beginning on page 87 regarding dispute resolution for repurchase requests. Please revise here and throughout your prospectus and transaction documents as necessary to reconcile.

<u>Asset Representations Review - Asset Representations Review Process, page 87</u>

4.   We note your disclosure that the asset representations reviewer will review all of the receivables that are "more than 60 days delinquent." Please revise your prospectus disclosure and form of transaction documents, as applicable, to state that the review will be performed on each receivable that is *60 or more* days delinquent (rather than *more than 60* days delinquent) (emphasis added), as required by the shelf-eligibility provisions of Form SF-3. Refer to General Instruction I.B.1(b)(D) of Form SF-3.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Shalini Shah at 202-551-5942 or Kayla Roberts at 202-551-3490 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Structured Finance